

February 28, 2017

By E-Mail

Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

     Re: **Cypress Semiconductor Corporation**
              Soliciting Materials filed pursuant to Rule 14a-12 on February 17 and 23, 2017
              File No. 001-10079

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

February 17, 2017 "Press Release" Soliciting Materials

1.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that Mr. Rodgers has "malign[ed] the integrity of Cypress, its directors and its executives without basis," that Mr. Rodgers is advancing "a self-serving agenda," and "has chosen to act in this disruptive and potentially value-destructive manner." In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- That Mr. Rodgers's litigation is "baseless."

- That Mr. Rodgers' claims are "speculative and without merit."

3.   Refer to the disclosure under the caption "Important Additional Information and Where to Find it." Please tell us why you state that your directors and some of your executive officers and employees "may be deemed" participants in your solicitation. Refer to instruction 3 to Item 4 of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions